Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-218956

September 5, 2018

Voya Financial, Inc.

6.125% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A

Final Term Sheet

September 5, 2018

Issuer:	Voya Financial, Inc.

Expected Ratings (Moody’s/S&P/Fitch)*:	Ba2 (Stable) / BB+ (Positive) / BB+ (Negative)

Offering Format:	SEC Registered

Securities:	6.125% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A (the “Series A Preferred Stock”)

Number of Shares:	325,000

Liquidation Preference:	$1,000 per share

Aggregate Liquidation Preference:	$325,000,000

Offering Price:	100% of stated amount

Gross Underwriting Discount:	1.550%

Proceeds to Issuer before Expenses:	$319,962,500

Trade Date:	September 5, 2018

Settlement Date:	September 12, 2018 (T+5)**

Maturity Date:	Perpetual

First Call Date:	September 15, 2023

Reset Date:	The First Call Date and each date falling on the fifth anniversary of the preceding reset date.

Reset Period:	The period from and including the First Call Date to, but excluding, the next following reset date and thereafter each period from and including each reset date to, but excluding, the next following reset date

Dividend Payment Dates:	Semi-annually in arrears on the 15th day of March and September of each year, commencing on March 15, 2019

Dividend Rate:	From the date of original issue to, but excluding the First Call Date, 6.125% per annum on the stated amount of $1,000 per share

From, and including, the First Call Date, at a rate per annum equal to the Five-year U.S. Treasury as of the most recent dividend determination date plus 3.358%, on the stated amount of $1,000 per share

Day Count Convention:	30/360

Optional Redemption on the First Call Date or any Subsequent Reset Date:	Redeemable in whole or in part, on the First Call Date or any subsequent reset date, in each case, at a redemption price equal to $1,000 per share of Series A Preferred Stock, plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date

Redemption after the Occurrence of a Rating Agency Event or Regulatory Capital Event:	Redeemable in whole but not in part within 90 days after the occurrence of a “rating agency event” or “regulatory capital event”, at a redemption price equal to (i) in the case of a rating agency event, $1,020 per Series A Preferred Stock, plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date or (ii) in the case of a regulatory capital event, $1,000 per Series A Preferred Stock, plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date

CUSIP:	929089AG5

ISIN:	US929089AG55

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC BNP Paribas Securities Corp. PNC Capital Markets LLC

Senior Co-Managers:

Barclays Capital Inc

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

ICBC Standard Bank Plc

ING Financial Markets LLC

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Mizuho Securities USA LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:

BNY Mellon Capital Markets, LLC

Commerz Markets LLC

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

nabSecurities, LLC

Natixis Securities Americas LLC

Scotia Capital (USA) Inc.

The Williams Capital Group, L.P.

UniCredit Capital Markets LLC

* The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P Global Ratings and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a base prospectus) with the SEC which is effective. We have filed a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying base prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at +1 (800) 503-4611, Credit Suisse Securities (USA) LLC toll-free at +1 (800) 221-1037, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at +1 (800) 294-1322 or RBC Capital Markets, LLC toll-free at +1 (866) 375-6829.

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